


CORPORATE EXECUTIVE BOARD®

2006 Annual Report to Shareholders



07051801



CORPORATE EXECUTIVE BOARD®

The Corporate Executive Board in Brief

The Corporate Executive Board provides best practices research, decision-support tools, and executive education to a membership of the world's leading corporations and not-for-profit institutions. Our research addresses issues related to corporate strategy, operations, and general management, and we focus on identifying management initiatives, processes, tools, and frameworks that will allow our clients to avoid reinventing the wheel in addressing problems they share in common with their peers. At its best, our work is able to shape strategic debate and to accelerate tactical implementation in even the most progressive organizations.

We provide research and analysis on an annual subscription basis to a membership of more than 3,700 of the world's largest and most prestigious organizations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including the following:

- Best practices research studies
- Decision-support tools
- Executive education seminars
- Customized research briefs
- Web-based access to program content database

Our business formula combines shared-cost research economics and a membership-based client model, allowing us to provide data and insight at the quality standard of the premier strategy consulting firms but at a fraction of the cost. The formula also creates a closed loop for research. Each year, our clients develop a list of their most pressing business problems and then serve as case studies in our best practices research on these issues. We are guided by a strong sense of stewardship for our members' confidences and financial contributions, and we strive in each interaction to achieve a level of service that is unparalleled in their commercial experience.


Annual Revenues
Millions of Dollars
$162.4
$210.2
$280.7
$362.2
$460.6
2002
2003
2004
2005
2006
Adjusted Operating Margins*
26.2%
26.8%
27.0%
27.6%
28.2%
2002
2003
2004
2005
2006

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.

To Our Shareholders


Thomas L. Monahan III
Chief Executive Officer

Once again, it is my great privilege to report to you the accomplishments of the Corporate Executive Board (EXBD) team across 2006. As promised, we achieved all of our annual commitments for the year, turning in 27% top-line growth and successfully launching six new membership programs. We are committing to a target of 20% top-line growth for 2007 and are confident in our ability to continue to execute against the vast organic market opportunity ahead of us.

Our ability to deliver against the 2006 promise, as in prior years, is the result of a combination of strong products, a solid underlying business model, and effective execution and innovation by a highly talented workforce. Across the year, our established membership programs continued to grow in line with expectations, and our new program launches enjoyed very gratifying market acceptance as we introduced EXBD value to new constituencies across the corporation.

We are honored to serve a diverse global membership of senior executives and are committed to increasing the value we deliver to member organizations every year. In this letter, I would like to call out for you some of the signal accomplishments of the past year in service to the membership and to share our priorities for the year ahead.

Continued Strong Financial Performance

In all our communications with shareholders, we have emphasized our intention to build in the Corporate Executive Board a more predictable, more scalable growth company. In 2006, for the eighth straight year since our IPO, we delivered well against this standard. Revenue grew to $460.6 million in 2006, from $362.2 million in 2005—a 27.2% increase. Net income for 2006 rose to $79.2 million, from $75.1 million in 2005. Earnings per diluted share increased to $1.94 in 2006, from $1.83 in 2005. Operating margin, adjusted for $25.3 million in share-based compensation expense arising from the adoption of FAS 123(R), continued to improve in 2006, to 28.2%, underscoring the operating leverage inherent in our business model and distinguishing us from most other professional service firms. Adjusted net income increased 26.2% to $94.7 million in 2006, from $75.1 million in 2005. Cash flow from operations, excluding excess tax benefits from share-based compensation and changes in deferred income taxes, net, was $143.4 million, consistent with guidance of operating cash flow equal to 1.5 times adjusted net income. Adjusted earnings per diluted share increased to $2.33 in 2006, from $1.83 in 2005. A reconciliation of EXBD's reported and adjusted results is set forth in Selected Financial Data.

"In all our communications with shareholders, we have emphasized our intention to build in the Corporate Executive Board a more predictable, more scalable growth company."

This financial performance also allowed us to demonstrate our ongoing commitment to return excess cash to shareholders in a tax-effective manner. To that end, in February 2007, the Board of Directors increased our quarterly dividend to 40 cents per share and authorized additional share repurchases for up to $200 million.

Looking ahead to 2007: While 20% revenue growth is certainly a healthy growth rate for a company of our size, it is lower than our 2006 revenue growth rate, and I'd like to spend a moment explaining the two drivers of this lower commitment level. First, we exited our HR metrics business across the fourth quarter of 2006, assigning contracts to our partner but retaining rights to the data assets that this business generates. This transition was the right decision for our customers, shareholders, and staff, and I'm very proud of the team that executed this transition. Second, we saw new sales—both in the form of cross-sales and new names to


Adjusted Net Income
and Cash Flow from Operations*
Millions of Dollars
Adjusted Net Income
Adjusted Cash Flow from Operations
$30.0
$59.4
$43.9
$61.5
$57.1
$94.3
$75.1
$150.7
$94.7
$143.4
2002
2003
2004
2005
2006

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.


Adjusted Earnings
per Diluted Share*
$0.80
$1.14
$1.43
$1.83
$2.33
2002
2003
2004
2005
2006

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.

the membership list—return to their original target ranges after trending above across the year. In reviewing our performance in the quarter, we did see some opportunities for improvement on execution (particularly in how we make new sales people productive quickly), but we also saw a continued clear path to our $5 billion market opportunity. With the visibility inherent in our business model, we have a high degree of confidence in our ability to hit our 2007 commitments as a first step on this path.

Stamping Out the EXBD Formula

We launched six new research programs across the year, five of which target our Global 4,200 large corporate market. Each of these five programs focuses on the most pressing needs of a senior executive constituency in leading corporations, financial institutions, and not-for-profit organizations.

> "Our 2006 launches are all growing rapidly across their inaugural year of service, and investors should spot in them a powerful affirmation of the extensibility of the EXBD business model deep into the corporation."

We announced the launch of the Project Management Office Executive Council at the start of 2006, and across the year, we added the Investor Relations Roundtable, the Enterprise Architecture Executive Council, the Quality Executive Board, and the Sales Operations Excellence Center. These programs are all growing rapidly across their inaugural year of service, and investors should spot in them a powerful affirmation of the extensibility of the EXBD business model deep into the corporation. In developing the agenda and service charter for each of these programs, we were guided by input from an existing member constituency, typically the seniormost executive to whom the function reports. In IT, for example, the CIO's input was essential in guiding the Project Management Office and Enterprise Architecture offerings; in Finance, the CFO's agenda is reflected in our aims for the Investor Relations Roundtable. As you would imagine, our value to the CIO and CFO grows as we gain further technical depth and help them expand their "peripheral vision" by summarizing and monitoring trends deep in their organization charts.

> "We are gratified by the early and enthusiastic acceptance we have received in our middle market offerings and are confident that this early success points to the tremendous additional growth opportunity represented by this vast market."

Building Momentum in the Middle Market

The last program of the six, the Finance Leadership Exchange, is notable not just for its fast ramp, but also because of its strategic interest to EXBD and investors. As our second successful program launch into the middle market—which we define as those 10,000+ companies in North America and Europe with between $100 million and $750 million in annual revenue—it further confirms the relevance of the EXBD value proposition to, and our ability to reach, this large and highly promising market. Finance executives in the middle market, while running smaller organizations than their counterparts in our traditional Global 4,200 large corporate market, are no less in need of insight into proven practice and opportunities to network with knowledgeable peers. In our first year of service to the middle market finance community, our members have directed us to focus on some of the key challenges they face: avoiding the common pitfalls in postmerger integration; controlling escalating IT–related costs; managing investor relations time spend; and planning for global growth. We are gratified by the early and enthusiastic acceptance we have received in this second middle market offering and are confident that this early success points to the tremendous additional growth opportunity for EXBD represented by this vast global market.

The Expanding Reach of the Corporate Executive Board

10 Practice Areas

43 Membership Programs

50 Countries

3,700 Client Companies

14,200 Program Subscriptions

260,000 Participating Executives

- EXBD staff created and delivered record levels of content to our clients last year with 240 new best practices studies, more than 43,500 fast-cycle projects, more than 700 membership meetings, and more than 7,000 on-site executive education sessions.
- We also expanded the membership network, adding more than 900 new client companies and more than 3,300 new program subscriptions.
- Across the year, we presented our work to more than 260,000 executives in a variety of meeting formats—no other organization we know of comes close to this level of senior executive penetration at the largest companies in the world.

Disciplined Execution on Our Core Growth Plan



Core Growth Plan
As of December 2006
$5.0 Billion+ Market Opportunity
Product Lines
43 Existing Programs
Planned Rollouts
Current Members (~3,700)
More Than $1.4 Billion Current Cross-Sell Opportunity
Customer Universe
Immediate Prospects (~11,400)
7.6% Penetration of $5.0 Billion Market Opportunity

- The EXBD management team is tightly focused on the three principal elements of our core growth plan: cross-selling additional membership programs to existing clients; introducing new client companies to their first membership program; and creating new products from the list of more than 100 concepts maintained by our New Business Development function.
- In 2006, we significantly expanded the organic growth horizons of the company, increasing the set of new program opportunities available to us in our Global 4,200 market and extending to our second membership program for the vast middle market population of companies.
- We believe that our track record of launch success in the Global 4,200 market represents powerful affirmation of the extensibility of our business model deep into the corporation; and it combines with the demand for our service offerings among middle market clients to constitute an immediately addressable $5 billion organic growth opportunity.

Tight Focus on Our $5 Billion Growth Opportunity

Shareholders familiar with our core growth strategy are aware that we focus on disciplined execution against a $5 billion, immediately addressable organic growth opportunity. Our operating plan for realizing this opportunity includes three principal elements: cross-selling additional membership programs to existing members; introducing new members to their first program; and creating new products from the list of more than 100 concepts maintained by our new business development function. Execution against this organic opportunity alone would allow us to grow to roughly 10 times our current size. Well before we approach that $5 billion boundary, we will have opened up new opportunities for the firm, either in the form of new markets such as Asia or new value propositions which extend well beyond the 15 to 20 new programs the $5 billion model assumes.

The launch of five new programs into the Global 4,200 large corporate market and a sixth into the middle market is at the high end of the target range we announced at the start of the year. For 2007, we are targeting an additional six to seven new product launches. As always, we will continue to discover and pursue growth opportunities with the discipline we have demonstrated to date, favoring adjacent, organic growth consistent with our business model.

Retaining and Deepening Member Relationships

As much as our strong financial performance and growth marked the year, 2006 was again notable for the retention and deepening of our relationships with member institutions. Our institutional renewal rate remained extremely high at 92%, once again attesting to the fundamental strength of the EXBD membership value proposition. Our cross-selling efforts—the average number of subscriptions per member institution—rose from 3.91 to 4.15 in our traditional large company market. With the advent of a second program serving the middle market, cross-sales in this new area rose to 1.1.

> “No other organization we know of comes close to our level of senior executive penetration at the largest companies in the world.”

We created and delivered record levels of content to our clients last year: 240 new full-length best practices studies, more than 43,500 fast-cycle projects, more than 700 in-person membership meetings, more than 1,500 teleconferences, and more than 7,000 on-site executive education sessions, reaching in excess of 260,000 executives.

EXBD's deep penetration into the executive ranks of member institutions is an important measure of our perceived value to the current and future leaders of these organizations. From this perspective, here is how to think of the expanding reach of the Corporate Executive Board: 10 practice areas encompassing 43 membership programs involving more than 3,700 client institutions across 14,200 program subscriptions, with direct impact on 260,000 executives. No other organization we know of comes close to this level of senior executive penetration at the largest companies in the world.

The Power of Membership in the World's Premier Network

An important aspect of our growth for investors to appreciate is not just the size and reach of our member network, but the capability this scale offers us to deliver unique products and perspectives to our members. At present, the EXBD membership network, comprising 3,700 member companies, includes executives from 80% of the Fortune 500 and 70% of the FT 100 companies. Our target market is responsible for approximately 75% of global GDP. For the busy senior executive, we are the obvious choice for learning about global best practices and for networking with his or her most progressive peers.

> "At present, our membership network, comprising 3,700 member companies, includes executives from 80% of the Fortune 500 and 70% of the FT 100 companies. Our target market is responsible for approximately 75% of global GDP."

A great recent example of the unique power of Corporate Executive Board membership can be seen in work completed across the past year by our Corporate Leadership Council, which serves chief human resources officers worldwide. At the direction of the membership, we conducted a global survey on the keys to attracting and retaining critical high-skill talent—globally as well as in the particular "hot" talent markets of China and India. In fact, *The Economic Times,* India's leading business newspaper, recently devoted page one coverage to this work and to its implications for leading Indian employers.

Through a global survey of more than 58,000 respondents from more than 90 companies in 20 countries, we identified the attributes most important to success and how those attributes shift across geography, industry, and demographic segments. Armed with this knowledge, our members are able to improve their competitiveness by reducing (by up to half) the compensation premium they must offer to attract new staff; by sourcing their new recruits from a deeper, higher-quality talent pool; and by increasing the performance and retention characteristics of this high-skill population.

Strategic Priorities for Management in 2007

With an established business model, an ambitious growth plan, and a $5 billion organic growth opportunity, the Corporate Executive Board management team will remain tightly focused across 2007 on four strategic priorities:

1. Adding new subscribers to existing research programs. New subscribers join us in the form of cross-sales to existing client companies and first sales to new companies—both of which achieved their respective target ranges for 2006.
2. Continuing our focus on new product development as we stamp out the EXBD formula across new functions and constituencies in the large corporation and into the middle market customer base. We plan to launch six to seven new programs this year and to sustain the momentum of our great 2006 launches.
3. Producing leading-edge tools and content that ensure tremendous ROI through powerful, actionable insights on the most significant challenges facing senior executives in our memberships. Beyond the core research product, we also continue to invest to create decision-support tools, benchmarking databases, peer-to-peer on-line exchange, and other enhancements that strengthen the value of our network and embed us ever more deeply into our members' workflows.
4. Recruiting, developing, and retaining the talent we need to support our growth ambitions and the development ambitions of our extraordinary workforce. We enjoy very high career-staff retention rates and typically see more than 80% of candidates accept their offer to join us. In 2007, we will work relentlessly to ensure that the Corporate Executive Board continues to be a compelling destination for the world's top research, service, and sales talent in all the geographies in which we operate.

In Appreciation

Let me close with a statement of personal appreciation to the Corporate Executive Board's nearly 2,300 staff members spread across three continents. I know that they share our executive team's passion for continuing to build the membership network, and for leveraging that expanded member network to improve the performance of our member executives and their companies. It is their energy, commitment, and talent that ultimately give us great comfort in our ability to achieve our short-term objectives and to realize our long-term strategy.

With our strong management team, deep bench of talent, unparalleled member network of leading corporations, and sizable organic growth opportunity ahead of us, we believe we have an unmatched opportunity to create extraordinary value for member organizations, fantastic careers for our people, and distinguished returns for EXBD shareholders.

As ever, we appreciate the trust you have placed in us over the years, and we are grateful for your continuing support of our efforts and mission.



Thomas L. Monahan III
Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below have been derived from our consolidated financial statements that were audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands, except per-share amounts)				
Consolidated Statements of Income Data					
Revenues	$ 162,357	$ 210,211	$ 280,724	$ 362,226	$ 460,623
Costs and expenses:					
Cost of services (1)	56,490	71,049	91,469	120,944	164,022
Member relations and marketing (1)	40,916	55,306	75,560	93,657	122,177
General and administrative (1)	17,670	21,666	31,254	40,295	59,629
Depreciation and amortization	5,456	5,764	6,782	7,308	10,381
Non-cash lease restructuring costs	—	—	5,210	—	—
Total costs and expenses	120,532	153,785	210,275	262,204	356,209
Income from operations	41,825	56,426	70,449	100,022	104,414
Other income, net	6,346	7,569	9,936	13,588	24,318
Income before provision for income taxes	48,171	63,995	80,385	113,610	128,732
Provision for income taxes	18,570	28,307	26,729	38,550	49,561
Net income	$ 29,601	$ 35,688	$ 53,656	$ 75,060	$ 79,171
Earnings per share—basic	$ 0.81	$ 0.96	$ 1.40	$ 1.90	$ 1.99
Weighted average shares outstanding—basic	36,722	37,296	38,344	39,572	39,712
Earnings per share—diluted	$ 0.79	$ 0.93	$ 1.34	$ 1.83	$ 1.94
Weighted average shares outstanding—diluted	37,671	38,577	39,925	41,092	40,721
Cash dividends declared per common share	$ —	$ —	$ 0.30	$ 0.40	$ 1.20

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable securities	$ 225,941	$ 293,919	$ 416,977	$ 544,636	$ 487,287
Deferred income taxes	59,726	37,673	29,587	14,838	28,005
Total assets	359,581	423,482	578,451	726,995	736,055
Deferred revenues	121,415	154,844	205,494	261,300	308,671
Total stockholders' equity	213,357	241,993	327,461	385,414	317,865

	Year Ended December 31,				
	2002	2003	2004	2005	2006
Other Operating Data (Unaudited)					
Membership programs (2)	22	26	31	37	42
Member institutions	1,930	2,143	2,368	2,831	3,739
Total membership subscriptions	5,257	6,414	8,202	10,825	14,190
Average subscriptions per member institution (cross-sell ratio) (3)	2.72	2.99	3.46	3.82	3.80
Client renewal rate (4)	90%	90%	91%	92%	92%
Contract value (in thousands) (5)	$ 176,533	$ 227,913	$ 294,949	$ 381,366	$ 475,653

Notes to Selected Financial Data and Operating Data

(1) In 2002, 2003, 2004, 2005 and 2006, we recognized $0.7 million, $0.1 million, $0.4 million, $0.5 million and $1.9 million, respectively, in compensation expense reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that employees recognized upon the exercise of nonqualified common stock options, primarily in conjunction with the registered public offerings in March 2002 and 2003, and May 2004, and the sales that were exempt from registration in March 2005 and 2006. We have recorded such expenses in the same expense line items as other compensation paid to the relevant categories of employees as follows: Cost of services, $0.3 million, $0.1 million, $0.2 million, $0.3 million and $0.8 million, Member relations and marketing, $0.2 million, $0.0 million, $0.1 million, $0.1 million and $0.3 million, and General and administrative, $0.2 million, $0.0 million, $0.1 million, $0.1 million and $0.8 million in 2002, 2003, 2004, 2005 and 2006, respectively.

(2) In February 2007, we launched the Data Center Operations Council, bringing the current number of membership programs to 43.

(3) Excluding the impact of the middle market cross-sell ratio of 1.0 and 1.1 in 2005 and 2006, respectively, the traditional large company cross-sell ratio was 3.91 and 4.15 in 2005 and 2006, respectively.

(4) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members.

(5) For the year then ended. Contract value is defined as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Reconciliation of GAAP to Adjusted Presentation

	2002		2003		2004		2005		2006	
	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue
Adjusted Operating Margin*										
Income from operations	$ 41,825	25.8%	$ 56,426	26.8%	$ 70,449	25.1%	$ 100,022	27.6%	$ 104,414	22.7%
Stock option and related expenses	668	0.4%	—	—	—	—	—	—	25,306	5.5%
Non-cash lease restructuring costs, net of tax	—	—	—	—	5,210	1.9%	—	—	—	—
Adjusted operating margin	$ 42,493	26.2%	$ 56,426	26.8%	$ 75,659	27.0%	$ 100,022	27.6%	$ 129,720	28.2%

	2002	2003	2004	2005	2006
Adjusted Net Income (in thousands)*					
Net income	$ 29,601	$ 35,688	$ 53,656	$ 75,060	$ 79,171
Stock option and related expenses, net of tax benefit	410	—	—	—	15,563
Adjustment for change in tax status	—	8,192	—	—	—
Non-cash lease restructuring costs, net of tax	—	—	3,478	—	—
Adjusted net income	$ 30,011	$ 43,880	$ 57,134	$ 75,060	$ 94,734

	2002	2003	2004	2005	2006
Adjusted Cash Flow from Operations (in thousands)					
Cash flow from operations	$ 77,873	$ 88,695	$ 118,698	$ 181,469	$ 136,271
Excess tax benefits from share-based compensation	—	—	—	—	41,225
Deferred income taxes, net	(18,439)	(27,171)	(24,373)	(30,801)	(34,139)
	$ 59,434	$ 61,524	$ 94,325	$ 150,668	$ 143,357

	2002	2003	2004	2005	2006
Adjusted Earnings per Diluted Share*					
Earnings per share—diluted	$ 0.79	$ 0.93	$ 1.34	$ 1.83	$ 1.94
Per share effect of stock option and related expenses, net of tax benefit	0.01	—	—	—	0.39
Per share effect of adjustment for change in tax status	—	0.21	—	—	—
Non-cash lease restructuring costs, net of tax	—	—	0.09	—	—
Adjusted earnings per share—diluted	$ 0.80	$ 1.14	$ 1.43	$ 1.83	$ 2.33

* Adjusted presentations for the year ended 2002 exclude stock option and related expenses and are not prepared in accordance with Generally Accepted Accounting Principles (GAAP).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide "best practices" research, decision support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each of our research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

Our growth strategy is to cross-sell additional research programs to existing members, to add new members and to develop new research programs and decision support tools. The implementation of our growth strategy can be seen in our operating results. Over the past three years, our revenues have grown at a compound annual growth rate of 29.9% from $210.2 million in 2003 to $460.6 million in 2006, while costs have grown at a compound annual growth rate of 32.3% from $153.8 million in 2003 to $356.2 million in 2006. Included in the growth rate for costs is the effect of share-based compensation for 2006, which accounted for 3.2% of the growth rate. In addition, our Contract Value has grown at a compound annual growth rate of 27.8% over the past three years and was $475.7 million at December 31, 2006. We define Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. See the table titled "Other Operating Data (Unaudited)" for additional information with respect to members, subscriptions and renewals.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the "Critical Accounting Policies" section below.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

Memberships, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. Billings attributable to memberships in our research programs initially are recorded as deferred revenues and then are generally recognized on a pro rata basis over the membership contract term, which is typically twelve months. At any time, a member may request a refund of its membership fee for a research program. Refunds are provided on a pro rata basis relative to the remaining term of the membership.

Our operating costs and expenses generally consist of cost of services, member relations and marketing, general and administrative expenses, and depreciation and amortization. Cost of services represents the costs associated with the production and delivery of our products and services, which comprises compensation, including share-based compensation, of research personnel and in-house faculty, the production of published materials, the organization of executive education seminars and all associated support services. Cost of services is exclusive of depreciation and amortization, which is shown separately on the consolidated statements of income. Member relations and marketing expenses include the costs of acquiring new members, the costs of maintaining and renewing existing members, compensation expense (including sales commissions and share-based compensation), travel and all associated support services. General and administrative expenses consist of compensation, including share-based compensation, and other costs associated with human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions. Depreciation and amortization expense includes all costs of depreciation of our property and equipment, which consists of furniture, fixtures and equipment, capitalized software and Web site development costs and leasehold improvements, and the amortization of our intangible assets. Non-cash lease restructuring costs in 2004 primarily consists of a non-cash charge related to the assumption of several of our existing lease agreements by a new lessor.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by our management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion of the application of these and other accounting policies, see "Note 3. Summary of significant account policies" in our consolidated financial statements and related notes. Our critical accounting policies include:

Deferred income taxes

We have net deferred income tax assets for federal and Washington, D.C. income tax purposes. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some or all of the deferred tax assets will not be realized. We have provided a valuation allowance of approximately $5.8 million for the estimated loss of Washington, D.C. tax credits which will occur upon our move to Virginia in 2008. We believe that our future taxable income will be sufficient for the full realization of the net deferred income tax assets. However, FAS 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until such new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates that are expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We will recognize as income an adjustment for the impact of new tax laws or rates or from changes in our tax status on the existing deferred tax assets and liabilities when new tax laws or rates are enacted or the change in our status occurs.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The provisions of FAS 142 require that a two-step impairment test be performed on goodwill. In the first step, a comparison of the fair value of the reporting unit to its carrying value should be performed. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is twelve months. Membership fees generally are billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. Our policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues in 2004, 2005 and 2006.

Reserve for uncollectible revenue

We record a reserve for uncollectible revenue based upon management's analyses and estimates as to the collectability of our accounts receivable. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific customer collection issues that we have identified, general market conditions, customer concentrations and current economic trends.

Incentive compensation

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Share-based compensation

We account for share-based compensation in accordance with FAS 123(R) using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight-line basis as expense in the consolidated statements of income over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, compensation cost recognized by us beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all share-based payments granted prior to, but that were unvested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. Results for prior periods have not been restated. We previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which allowed us to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the provisions of FAS 123(R), we calculate the grant date fair value of share-based awards using a lattice valuation model for grants subsequent to the adoption of FAS 123(R). For grants prior to the adoption of FAS 123(R), we used the Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), we recognized forfeitures only as they occurred. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

As mandated by FAS 123(R), beginning in the first quarter of 2006, we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the consolidated statement of cash flows. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Results for prior periods have not been restated.

Results of Operations

The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Cost of services	32.6	33.4	35.6
Gross profit	67.4	66.6	64.4
Costs and expenses:			
Member relations and marketing	26.9	25.9	26.5
General and administrative	11.1	11.1	12.9
Depreciation and amortization	2.4	2.0	2.3
Non-cash lease restructuring costs	1.9	—	—
Total costs and expenses	42.3	39.0	41.7
Income from operations	25.1	27.6	22.7
Other income, net	3.5	3.8	5.3
Income before provision for income taxes	28.6	31.4	27.9
Provision for income taxes	9.5	10.6	10.8
Net income	19.1%	20.7%	17.2%

Years ended December 31, 2004, 2005 and 2006

Revenues. Revenues increased 29.0% from $280.7 million in 2004 to $362.2 million in 2005, and 27.2% to $460.6 million in 2006. The largest driver of the increase in revenues in 2004, 2005 and 2006 was the cross-selling of additional subscriptions to existing members. Other drivers contributing to the increase in revenues in 2004, 2005 and 2006 included the introduction of new research programs and the addition of new members. We introduced five new research programs in 2004, six new research programs in 2005 and six new research programs in 2006.

Cost of services. Cost of services increased 32.2% from $91.5 million in 2004 to $120.9 million in 2005 and 35.6% to $164.0 million in 2006. The year-over-year increases in Cost of services was principally due to increased compensation costs for new and existing research and executive education staff, including share-based compensation expense in 2006, an increase in external consulting expenses to support the growth of our existing programs, new program launches, publishing and executive education seminar costs and an increase in travel related expenses. The increase in 2006 was offset by a true-up of incentive expense recorded in 2005 which was not paid in 2006. Beginning January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which addresses the accounting for share-based compensation. Included within Cost of services in 2006 is approximately $12.2 million of share-based compensation expense calculated in accordance with FAS 123(R). We did not recognize share-based compensation expense in accordance with FAS 123 within the financial statements prior to January 1, 2006. Cost of services as a percentage of revenues increased from 32.6% in 2004 to 33.4% in 2005 and to 35.6% in 2006. The increase in Cost of services as a percentage of revenues from 2004 to 2005 is due to the relative increase in compensation costs for new and existing research and executive education staff, the timing of our executive education seminar schedule relative to 2004, an increase in published studies, and the launch of new programs later during 2005, as compared to 2004. The increase in Cost of services as a percentage of revenues from 2005 to 2006 is primarily due to the recognition of share-based compensation expense, an increase in external consulting expenses to support the growth of our existing programs, a shift in the timing of our publishing and executive education seminar schedule relative to 2005, and an increase in the number of research and executive education staff, offset by a true-up of incentive expense recorded in 2005 which was not paid in 2006. Cost of services as a percentage of revenues may fluctuate from year to year due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, the introduction of new membership programs and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions. Accordingly, the Cost of services as a percentage of revenues may not be indicative of future annual results.

Gross profit. Historically, Gross profit as a percentage of revenues, or gross profit margin, has fluctuated based upon the growth in revenues offset by the costs of delivering best practices research studies, the timing of executive education seminars, the volume of customized research briefs, the hiring of personnel and the introduction of new membership programs. Accordingly, the gross profit margin may vary from one annual period to another. A number of factors that impact gross profit margin are discussed in the "Cost of services" description above.

Member relations and marketing. Member relations and marketing costs increased 24.0% from $75.6 million in 2004 to $93.7 million in 2005, and 30.5% to $122.2 million in 2006. The increase in Member relations and marketing costs are principally due to the increase in marketing personnel and related costs, the increase in member relations personnel and related costs to support our expanding membership base, the increase in commission expense associated with the growth in our revenues, the increase in travel expenses associated with new sales staff and compensation cost increases, including share-based compensation expense in 2006. Included within Member relations and marketing expense in 2006 is approximately $5.6 million of share-based compensation expense calculated in accordance with FAS 123(R). Member relations and marketing costs as a percentage of revenues decreased from 26.9% in 2004 to 25.9% in 2005, and increased to 26.5% in 2006. The decrease in Member relations and marketing costs as a percentage of revenues from 2004 to 2005 is primarily a result of the marketing and member services productivity gains and timing of new hires noted above in 2005, as compared to 2004. The increase in Member relations and marketing costs as a percentage of revenues from 2005 to 2006 is principally due to the recognition of share-based compensation expense, which accounts for 1.2% of the Member relations and marketing expense, as a percentage of revenue, in 2006. The remaining change is due to a decrease in incentives for Member relations and marketing personnel.

General and administrative. General and administrative expense increased 28.9% from $31.3 million in 2004 to $40.3 million in 2005, and 48.0% to $59.6 million in 2006. The year-over-year increases are principally driven by an increase in staff and staff-related compensation costs and the use of external consultants to support our organizational growth. In 2004, we experienced an increase in the use of external financial, legal and information technology consultants to support our organizational growth and assist us in the compliance with certain regulatory requirements. In addition, in August 2004, we entered into a new lease agreement for office facilities in Rosslyn, Virginia beginning in 2008. In association with the new lease agreement, we incurred additional external financial and legal consulting costs to restructure existing lease agreements and we recorded $0.9 million to expense certain deferred leasehold improvement costs for office space that we will no longer occupy. See further discussion of the new lease agreement in the "Non-cash lease restructuring costs" section below. In 2005, we also experienced an increase in the use of external personnel search firms and recognized certain lease termination costs, further discussed below, which was offset by the reduction of external financial, legal and information technology consultants to support our compliance with certain regulatory requirements. In September 2005, we entered into an agreement whereby the existing lease for our corporate headquarters in Washington, D.C. was modified to terminate in early 2008, with certain space terminating on July 31, 2006. As a result, we incurred a $775,000 one-time charge relating to a lease termination penalty as well as other immaterial amounts relating to an accrual of certain operating costs for the space that we will no longer occupy. In 2006, the increase in General and administrative expense was also driven by staff related share-based compensation expense, costs associated with the development of our new Rosslyn, Virginia office facility and the recognition, in the second quarter, of prior period sales tax for certain states in which some of our non-Washington, D.C. based domestic staff were located to support our growing domestic membership base. Refer to "Note 18. Commitments and contingencies" for further discussion. We currently collect state sales tax from members, where applicable, and remit the sales tax to the respective state sales tax agency. Included within General and administrative expense in 2006 is approximately $7.4 million of share-based compensation expense calculated in accordance with FAS 123(R). General and administrative expense as a percentage of revenues remained unchanged at 11.1% from 2004 to 2005, and increased to 12.9% in 2006. General and administrative expense as a percentage of revenues did not change from 2004 to 2005 due to the items noted above relative to the increase in revenues in 2005. The increase in General and administrative expense as a percentage of revenues from 2005 to 2006 is primarily a result of the recognition of share-based compensation expense, which accounts for 1.6% of the General and administrative expense, as a percentage of revenue, in 2006. The remaining changes are due to percentage decreases from the items noted above.

Depreciation and amortization. Depreciation and amortization expense increased 7.8% from $6.8 million in 2004 to $7.3 million in 2005, and increased 42.0% to $10.4 million in 2006. The year-over-year increases in depreciation and amortization expense were principally due to the additional investment in leasehold improvements for additional office space in the Washington, D.C. and London offices, the purchase of computer equipment and management information systems software to support organizational growth and the amortization of intangible assets that were recognized as part of our acquisition in the quarter ended September 30, 2005. See "Impact of acquisition" below.

Non-cash lease restructuring costs. In August 2004, we entered into a twenty-year lease agreement for office facilities in Rosslyn, Virginia beginning in early 2008. Contemporaneously with the signing of the Virginia office facilities lease, our previous obligations for several existing office facility leases were assigned to, and assumed by, the lessor of the Virginia office facilities. As a result, we recorded a $5.2 million net non-cash lease restructuring charge composed of the items further described below. We recorded a non-cash charge of $5.4 million which represents our estimate of the lease incentives attributable to the assumption of the previous lease agreements by the new lessor. We will recognize the $5.4 million lease incentive on a straight-line basis as a reduction of rent expense over the term of the new Virginia office facilities lease. We also recorded a non-cash charge of $125,000 which represents our estimate of certain restoration costs we may be required to pay for the office space which we will no longer occupy. In addition, we recorded a non-cash benefit of approximately $351,000 for the reversal of a portion of deferred rental obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. The assumption of the lease agreement resulted in the reduction of the original lease term and therefore, the reversal of rent expense previously recognized for deferred rental obligations that we will no longer incur. See "General and administrative" above for the discussion of the lease termination penalty recorded in 2005.

Other income, net. Other income, net, consists primarily of interest income earned on a portfolio of cash and cash equivalents and marketable securities and the realized gains and losses on the sale of marketable securities. Other income, net increased 36.8% from $9.9 million in 2004 to $13.6 million in 2005, and 79.0% to $24.3 million in 2006. The year-over-year growth in Other income, net, was due primarily to the increase in interest income associated with the increased level of cash and cash equivalents in 2005, and with the increased level of marketable securities along with increased investment returns in a higher interest rate environment in 2006.

Provision for income taxes. We recorded a Provision for income taxes of $26.7 million, $38.6 million and $49.6 million, in 2004, 2005 and 2006, respectively. The increase in the Provision for income taxes primarily reflects the increase in our Income before provision for income taxes and in 2006, the increase in the Washington, D.C. Qualified High Technology Company ("QHTC") statutory income tax rate to 6.0% from 0.0% in 2005. See further discussion of the Washington, D.C. QHTC statutory income tax rate in "Note 12. Income taxes." The increase in the effective income tax rate from 33.25% in 2004 to 33.9% in 2005 reflects a slight decrease in the estimated income tax benefit that we received from certain Washington, D.C. and federal income tax incentives. The increase in the effective income tax rate to 38.5% in 2006 also reflects a decrease in the estimated benefit that we receive from certain Washington, D.C. income tax incentives, as these incentives may not be realized, and the elimination of certain federal income tax incentives.

Impact of acquisition. In September 2005, we acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price was $8.2 million which may be increased if certain future business operating conditions are achieved on or before December 31, 2008. Pro forma financial information for this acquisition has not been presented as the effects were not material to our historical consolidated financial statements.

Liquidity and Capital Resources

Cash generated by operations is our primary source of liquidity and we believe that existing cash and marketable securities balances and operating cash flows will be sufficient to support operations, capital expenditures, and the payment of dividends, as well as share repurchases during the next 12 months. We had cash, cash equivalents and marketable securities of $544.6 million and $487.3 million at December 31, 2005, and 2006, respectively. We expect to make income tax payments of approximately $13 million in the first quarter of 2007 and expect to continue making tax payments in future periods. We estimate that it will cost approximately $60 million through 2008 to build out the office space in Rosslyn, Virginia. In addition, we estimate that we will spend approximately $10 million during 2007 to support growth of our headcount and infrastructure.

Effective January 1, 2006, we adopted FAS 123(R) using the modified prospective transition method. Pursuant to FAS 123(R), we have reported the benefits of tax deductions in excess of recognized book compensation expense as a financing cash inflow in the consolidated statement of cash flows in 2006. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Prior period results have not been restated. See further discussion of the impact on our consolidated financial statements of adopting FAS 123(R) under "Critical Accounting Policies" above and in "Note 5. Share-based compensation."

Cash flows from operating activities. Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. The combination of revenue growth, profitable operations and advance payments of membership subscriptions has historically resulted in net cash flows provided by operating activities. We generated net cash flows from operating activities of $118.7 million, $181.5 million, and $136.3 million in 2004, 2005 and 2006, respectively. In 2004, operating cash flows were generated during the period principally by net income, the growth in deferred revenues, the utilization of tax benefits resulting from share-based compensation arrangements, and offset by the increase in membership fees receivable. In 2005, operating cash flows were generated during the year principally by net income, the increase in deferred revenues, the utilization of tax benefits resulting from share-based compensation arrangements, the growth in accounts payable and accrued liabilities, and the increase in accrued incentive compensation, offset by the increase in membership fees receivable and deferred incentive compensation. In 2006, operating cash flows were generated during the year principally by net income, an increase in deferred revenues, the utilization of tax benefits resulting from share-based compensation arrangements and an increase in accounts payable and accrued liabilities, offset by the reclassification of excess tax benefits resulting from share-based compensation arrangements, an increase in membership fees receivable and an increase in other non-current assets.

Cash flows from investing activities. We used net cash flows in investing activities of $142.4 million in 2004. We generated net cash flows from investing activities of $159.5 million in 2005. We used net cash flows in investing activities of $212.0 million in 2006. In 2004, investing cash flows were used for purchases, net of sales, of available-for-sale marketable securities of $133.4 million, purchases of leasehold improvements for additional office space in Washington, D.C. and London, England, and purchases of computer software and equipment of $9.0 million. In 2005, net cash flows from investing activities were generated by maturities and sales of available-for-sale marketable securities of $176.4 million, partially offset by the purchase of property and equipment totaling $8.7 million, and asset acquisition costs, net of cash acquired, of $8.1 million. In 2006, net cash flows from investing activities were used to purchase available-for-sale marketable securities, net of maturities, of $194.3 million, and property and equipment, consisting of leasehold improvements for additional office space in Washington, D.C. and London, England, Web site development costs and computer equipment and software, of $17.7 million.

Cash flows from financing activities. We generated net cash flows from financing activities of $19.2 million in 2004. We used net cash flows in financing activities of $30.7 million and $177.2 million in 2005 and 2006, respectively. Net cash flows provided by financing activities in 2004 were principally attributed to the receipt of $55.5 million in cash from the exercise of common stock options, primarily in conjunction with the sale of 1.9 million shares of our common stock by our employees and directors in a registered public offering in May 2004, partially offset by the repurchase of 509,094 shares of our common stock, which totaled $25.7 million, and the payment of dividends, which totaled $11.6 million. Net cash flows used in financing activities in 2005 were principally attributed to the repurchase of 855,705 shares of our common stock, which totaled $61.5 million, and the payment of dividends, which totaled $15.8 million, partially offset by the receipt of proceeds of $45.1 million from the exercise of common stock options, primarily in conjunction with the sale of 1.3 million shares of our common stock by our employees and directors in March 2005, and proceeds from the issuance of common stock under the employee stock purchase plan, which totaled $1.4 million. Net cash flows used in financing activities in 2006 were principally attributed to the repurchase of our common stock, which totaled $176.0 million, and the payment of dividends, which totaled $47.4 million, partially offset by the recognition of excess tax benefits of $41.2 million resulting from share-based compensation arrangements, proceeds of $3.0 million from the exercise of common stock options, and proceeds of $2.0 million from the issuance of common stock under the employee stock purchase plan.

We have entered into letter of credit agreements of $2.4 million, $0.7 million, $0.5 million and $21,000 to provide security deposits for certain office space leases. The letters of credit expire January 2008, June 2007, August 2007 and May 2007, respectively, but will automatically extend for another year from their expiration dates, unless we terminate them. To date, no amounts have been drawn on these agreements. Under the terms of the Rosslyn, Virginia lease agreement, we have committed to providing the landlord security deposits totaling $50 million. We have pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation.

Contractual obligations

We lease office facilities in the United States, United Kingdom and India expiring on various dates through 2027. In the second quarter of 2006, we entered into a new lease agreement for additional office space in the United Kingdom. In the third quarter of 2006, we entered into new lease agreements for additional office space in Washington, D.C. The expiration of the new Washington, D.C. leases will coincide with our move to the new Rosslyn, Virginia headquarters in early 2008. In the fourth quarter of 2006, we entered into new lease agreements for additional office locations in Chicago, Illinois and San Francisco, California. The Chicago office lease is for a seven year term with total lease payments of $6.2 million. The San Francisco lease is for a three year term with total lease payments of $0.4 million. Certain lease agreements include provisions for rental escalations and require us to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, total $596.3 million.

The following table summarizes our contractual obligations at December 31, 2006:

	Payments Due by Period (in thousands)				
	Total	< 1 Year	1–3 Years	4–5 Years	> 5 Years
Operating lease obligations (1)	$ 596,333	$ 21,186	$ 59,340	$ 63,399	$ 452,408
Other liabilities (2)	$ 7,882	$ —	$ —	$ —	$ 7,882

(1) Pursuant to the terms of the Rosslyn, Virginia lease, we have the option to accelerate the date at which we obtain control of a portion of the leased property, which would increase the rental payments discussed above.

(2) Other liabilities includes elective deferrals and earnings under the deferred compensation plan.

Off-balance sheet arrangements

We do not have any off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and insured Washington, D.C. tax-exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2006 (dollars in thousands):

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value 12/31/06
Marketable securities	$ 119,800	$ 124,040	$ 26,000	$ 21,290	$ 9,845	$ 14,855	$ 315,830	$ 315,920
Average effective interest rate	4.61%	4.54%	3.67%	4.33%	5.49%	4.91%		

Foreign currency exchange rate risk

Our international operations subject us to risks related to foreign currency exchange fluctuations. Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. In 2006, we began to use forward contracts to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of U.S. dollars to make an equivalent GBP payment equal to the value of such exchange. A hypothetical 10% adverse movement in foreign currency exchange rates would not have a material adverse impact to our results of operations.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans" or "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2005	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 424,276	$ 171,367
Marketable securities	2,264	119,534
Membership fees receivable, net	120,242	153,107
Deferred income taxes, net	11,880	15,109
Deferred incentive compensation	11,489	13,160
Prepaid expenses and other current assets	7,671	9,881
Total current assets	577,822	482,158
DEFERRED INCOME TAXES, NET	2,958	12,896
MARKETABLE SECURITIES	118,096	196,386
GOODWILL AND OTHER INTANGIBLES	8,445	7,826
OTHER NON-CURRENT ASSETS	1,273	9,801
PROPERTY AND EQUIPMENT, NET	18,401	26,988
Total assets	$ 726,995	$ 736,055
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 42,429	$ 66,773
Accrued incentive compensation	27,045	25,062
Deferred revenues	261,300	308,671
Total current liabilities	330,774	400,506
OTHER LIABILITIES	10,807	17,684
Total liabilities	341,581	418,190
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized; 41,399,533 and 42,805,325 shares issued at December 31, 2005 and 2006, respectively; and 39,482,727 and 38,947,908 shares outstanding at December 31, 2005 and 2006, respectively	414	428
Additional paid-in-capital	277,028	353,990
Retained earnings	214,892	246,668
Accumulated elements of other comprehensive loss	(124)	(440)
Treasury stock, at cost, 1,916,806 and 3,857,417 shares at December 31, 2005 and 2006, respectively	(106,796)	(282,781)
Total stockholders' equity	385,414	317,865
Total liabilities and stockholders' equity	$ 726,995	$ 736,055

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per-share amounts)

	Year ended December 31,		
	2004	2005	2006
REVENUES	$ 280,724	$ 362,226	$ 460,623
COST OF SERVICES (1)	91,469	120,944	164,022
GROSS PROFIT	189,255	241,282	296,601
COSTS AND EXPENSES			
Member relations and marketing (1)	75,560	93,657	122,177
General and administrative (1)	31,254	40,295	59,629
Depreciation and amortization	6,782	7,308	10,381
Non-cash lease restructuring costs	5,210	—	—
Total costs and expenses	118,806	141,260	192,187
INCOME FROM OPERATIONS	70,449	100,022	104,414
OTHER INCOME, NET	9,936	13,588	24,318
INCOME BEFORE PROVISION FOR INCOME TAXES	80,385	113,610	128,732
PROVISION FOR INCOME TAXES	26,729	38,550	49,561
NET INCOME	$ 53,656	$ 75,060	$ 79,171
EARNINGS PER SHARE			
Basic	$ 1.40	$ 1.90	$ 1.99
Diluted	$ 1.34	$ 1.83	$ 1.94
DIVIDENDS PER SHARE	$ 0.30	$ 0.40	$ 1.20
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF EARNINGS PER SHARE			
Basic	38,344	39,572	39,712
Diluted	39,925	41,092	40,721

(1) The following table summarizes the share-based compensation recognized in accordance with Statement of Financial Accounting Standards 123(R) included in the consolidated statements of income above:

	2004	2005	2006
Cost of services	$ —	$ —	$ 12,236
Member relations and marketing	—	—	5,644
General and administrative	—	—	7,426

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 53,656	$ 75,060	$ 79,171
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	6,182	7,305	10,381
Loss on disposition of property and equipment	1,162	—	—
(Gain)/loss on sale of investments	(746)	2,320	—
Deferred income taxes	24,373	30,801	34,139
Share-based compensation	—	—	25,306
Excess tax benefits from share-based compensation arrangements	—	—	(41,225)
Non-cash lease restructuring costs	5,210	—	—
Amortization of marketable securities premiums (discounts), net	2,777	1,865	(2,389)
Changes in operating assets and liabilities:			
Membership fees receivable, net	(33,946)	(23,055)	(32,865)
Deferred incentive compensation	(1,945)	(2,212)	(1,671)
Prepaid expenses and other current assets	(1,865)	327	(2,210)
Other non-current assets	—	(1,238)	(8,564)
Accounts payable and accrued liabilities	4,896	25,041	23,933
Accrued incentive compensation	7,116	8,894	(1,983)
Deferred revenues	50,650	55,252	47,371
Other liabilities	1,178	1,109	6,877
Net cash flows provided by operating activities	118,698	181,469	136,271
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(9,002)	(8,703)	(17,743)
Acquisition of business, net of cash acquired	—	(8,136)	—
Purchases of marketable securities	(197,049)	—	(196,920)
Sales and maturities of marketable securities	63,611	176,384	2,635
Net cash flows (used in) provided by investing activities	(142,440)	159,545	(212,028)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the exercise of common stock options	55,495	45,135	2,979
Proceeds from issuance of common stock under the employee stock purchase plan	931	1,407	2,024
Excess tax benefits from share-based compensation arrangements	—	—	41,225
Purchase of treasury shares	(25,687)	(61,489)	(175,985)
Payment of dividends	(11,569)	(15,787)	(47,395)
Reimbursement of common stock offering costs	225	35	70
Payment of common stock offering costs	(225)	(35)	(70)
Net cash flows provided by (used in) financing activities	19,170	(30,734)	(177,152)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,572)	310,280	(252,909)
Cash and cash equivalents, beginning of year	118,568	113,996	424,276
Cash and cash equivalents, end of year	$ 113,996	$ 424,276	$ 171,367

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2004, 2005, and 2006
(In thousands, except share amounts)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income	Treasury Stock	Total	Annual Comprehensive Income
	Shares	Amount						
Balance at December 31, 2003	37,283,068	$ 378	$ 143,426	$ 113,532	$ 4,277	$ (19,620)	$ 241,993	$ —
Issuance of common stock upon the exercise of common stock options	2,134,530	21	55,474	—	—	—	55,495	—
Issuance of common stock under the employee stock purchase plan	22,144	—	931	—	—	—	931	—
Tax benefits related to the exercise of common stock options	—	—	15,156	—	—	—	15,156	—
Purchase of treasury stock at cost	(509,094)	—	—	—	—	(25,687)	(25,687)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(2,645)	—	(2,645)	(2,645)
Foreign currency translation, net of tax expense	—	—	—	—	131	—	131	131
Payment of dividends	—	—	—	(11,569)	—	—	(11,569)	—
Net income	—	—	—	53,656	—	—	53,656	53,656
Balance at December 31, 2004	38,930,648	$ 399	$ 214,987	$ 155,619	$ 1,763	$ (45,307)	$ 327,461	$ 51,142
Issuance of common stock upon the exercise of common stock options	1,382,828	15	45,120	—	—	—	45,135	—
Issuance of common stock under the employee stock purchase plan	24,956	—	1,407	—	—	—	1,407	—
Tax benefits related to the exercise of common stock options	—	—	15,514	—	—	—	15,514	—
Purchase of treasury stock at cost	(855,705)	—	—	—	—	(61,489)	(61,489)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(1,349)	—	(1,349)	(1,349)
Foreign currency translation, net of tax benefit	—	—	—	—	(538)	—	(538)	(538)
Payment of dividends	—	—	—	(15,787)	—	—	(15,787)	—
Net income	—	—	—	75,060	—	—	75,060	75,060
Balance at December 31, 2005	39,482,727	$ 414	$ 277,028	$ 214,892	$ (124)	$ (106,796)	$ 385,414	$ 73,173
Issuance of common stock upon the exercise of common stock options	1,378,917	14	2,965	—	—	—	2,979	—
Issuance of common stock under the employee stock purchase plan	26,875	—	2,024	—	—	—	2,024	—
Share-based compensation	—	—	25,465	—	—	—	25,465	—
Tax benefits related to the exercise of common stock options	—	—	46,508	—	—	—	46,508	—
Purchase of treasury stock at cost	(1,940,611)	—	—	—	—	(175,985)	(175,985)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(316)	—	(316)	(316)
Payment of dividends	—	—	—	(47,395)	—	—	(47,395)	—
Net income	—	—	—	79,171	—	—	79,171	79,171
Balance at December 31, 2006	38,947,908	$ 428	$ 353,990	$ 246,668	$ (440)	$ (282,781)	$ 317,865	$ 78,855

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of operations

The Corporate Executive Board Company (the "Company") provides "best practices" research, decision support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each research program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

2. Principles of consolidation

The consolidated financial statements include accounts of The Corporate Executive Board Company and its wholly-owned subsidiaries: The Corporate Executive Board Company (UK) Ltd., Corporate Executive Board India Private Ltd. and CEB International Holdings, Inc. All intercompany transactions and balances have been eliminated in consolidation.

3. Summary of significant accounting policies

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. At December 31, 2005 and 2006, the Company's marketable securities consisted primarily of United States Treasury notes and bonds and Washington, D.C. tax-exempt notes and bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for doubtful accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce membership fees receivable to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. The Company charges-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from three to five years using the straight-line method. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Property and equipment

Property and equipment consists of furniture, fixtures, equipment, capitalized software and Web site development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which is generally twelve months. Revenues from implementation support memberships are recognized as services are performed, limited by the Company's pro rata refund policy. Membership fees are generally billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. The Company's policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues in 2004, 2005 and 2006.

Commission expense recognition

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury-stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2004	**2005**	**2006**
Basic weighted average common shares outstanding	38,344	39,572	39,712
Effect of dilutive common shares outstanding	1,581	1,520	1,009
Diluted weighted average common shares outstanding	39,925	41,092	40,721

Concentration of credit risk and sources of revenue

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company generates a percentage of its revenues from members located outside of the United States. In 2004, 2005 and 2006, approximately 25%, 25% and 27% of revenues, respectively, were generated from members located outside of the United States. Revenues from customers in European countries were approximately 14%, 14% and 15% in 2004, 2005 and 2006, respectively, with no other geographic area representing more than 10% of revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

The Company's international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where the Company has foreign operations would result in higher effective operating costs and, potentially, reduced earnings.

The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations that mature within three months of purchase. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C. tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities.

Foreign currency

The functional currency of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, of foreign subsidiaries are translated at the current exchange rate with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow, are translated at their historical exchange rates.

Fair value of financial instruments

The fair value of the Company's financial instruments approximates their carrying value.

Income taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates on the date of the enactment of the change.

Research and development costs

Costs related to the research and development of new Company programs are expensed in the period incurred. Research and development costs were immaterial in 2004, 2005 and 2006.

Preferred stock

The Company has 5,000,000 shares of preferred stock authorized with a par value of $0.01 per share. No shares were issued and outstanding at December 31, 2005 and 2006.

Share-based compensation

The Company has several share-based compensation plans which are described more fully in Notes 14 and 16. These plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses to employees and non-employee members of our Board of Directors. As described in Note 5, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)") on January 1, 2006 using the modified prospective transition method. Under FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, compensation cost recognized by the Company beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all share-based payments granted prior to, but that were unvested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. The Company previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which allowed the Company to record share-based compensation cost based on the intrinsic value of the share-based award at the date of grant.

Under FAS 123(R), the Company calculates the grant date fair value of share-based awards using a lattice valuation model for grants subsequent to the adoption of FAS 123(R). For grants prior to the adoption of FAS 123(R), the Company used a Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Under FAS 123(R) the Company also reports the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the 2006 consolidated statement of cash flows. Prior to the adoption of FAS 123(R), the Company reported these tax benefits as an operating cash flow.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

Reclassifications

Certain amounts included in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

4. Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48") to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will be required to adopt FIN 48 as of January 1, 2007. The Company is currently evaluating the impact of FIN 48 and has not yet determined the effect the adoption of FIN 48 will have on the Company's financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). This Statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. The Company will be required to adopt FAS 157 as of January 1, 2008. The Company is currently evaluating the impact of FAS 157 and has not yet determined the effect the adoption of FAS 157 will have on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company will be required to adopt FAS 159 as of January 1, 2008. The Company is currently evaluating the impact of FAS 159 and has not yet determined the effect the adoption of FAS 159 will have on the Company's financial position or results of operations.

5. Share-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R) using the modified prospective transition method, and therefore, has not restated results for prior periods. Under this transition method, share-based compensation expense in 2006 includes compensation expense for all share-based compensation awards granted prior to, but not vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"). Share-based compensation expense for all share-based compensation awards granted on or after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). The Company previously recorded share-based compensation expense in accordance with the provisions of APB 25, which allowed the Company to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the principal share-based compensation plans, the Company may grant certain employees, directors and consultants options to purchase common stock, stock appreciation rights and restricted stock units. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

The total compensation expense related to share-based compensation awards in 2006 was $25.3 million. The Company's net income for 2006 was $15.6 million lower, including tax benefits of $9.7 million, than if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share in 2006 were $0.40 and $0.39 lower, respectively, than if the Company had not adopted FAS 123(R).

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term of four years. In the pro-forma information required under FAS 123, as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation —Transition and Disclosure" ("FAS 148") for the periods prior to 2006, the Company accounted for forfeitures as they occurred. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures.

Prior to the adoption of FAS 123(R), the Company presented the excess tax benefit of stock option exercises as operating cash flows. Upon the adoption of FAS 123(R), excess tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. In 2006, the Company included $41.2 million of excess tax benefits in the financing section of the consolidated statement of cash flows, representing the amount of excess tax benefit used to reduce the Company's tax liability incurred during 2006.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, adopted in 2004 (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). All regular employees, directors and consultants are eligible to receive equity awards. The 2004 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. Grants may consist of treasury shares or newly issued shares. Options are typically granted as non-qualified stock options but the Plans permit some options granted to qualify as "incentive stock options" under the U.S. Internal Revenue Code. The exercise price of a stock option or other equity-based award is equal to the fair market value of the Company's common stock on the grant date. Grants for all types of awards generally vest 25% per year beginning one year after the grant date. The contractual term of equity awards ranges from seven to ten years. The Company had 1.9 million shares available for issuance under the Plans at December 31, 2006.

Valuation assumptions

In the first quarter of 2006, the Company changed the valuation model used for estimating the fair value of share-based compensation awards from a Black-Scholes valuation model to a lattice valuation model. This change was made because of the Company's belief that the lattice valuation model provides a better estimate of fair value of shared-based compensation awards granted. The lattice model can incorporate a range of possible outcomes over an award's term and can be adjusted for changes in certain assumptions over time. The Black-Scholes model assumptions are more constant over time, which is not always consistent with an employee's exercise behavior.

The following assumptions were used to value grants of share-based awards for each respective period:

	Year Ended December 31,		
	2004	2005	2006
Risk-free interest rate	3.05 %	4.29 %	4.80 %
Dividend yield	0.6 %	0.6 %	1.29 %
Expected life of option (in years)	5.0	4.4	4.5
Expected volatility	40 %	30 %	30 %
Weighted-average fair value of share-based compensation awards granted	$18.19	$19.80	$26.14

The Black-Scholes model would have produced a value that was approximately 12% higher in 2006. The valuation of restricted stock units is determined using the fair market value on the date of grant, discounted by the present value of dividends expected to be declared and paid over the vesting period.

Pro-forma information for periods prior to the adoption of FAS 123(R)

Prior to the adoption of FAS 123(R), the Company provided the disclosures required under FAS 123 as if the fair value method defined by FAS 123 had been applied to share-based compensation. Pro-forma information for 2004 and 2005 was as follows:

	Year Ended December 31,	
	2004	2005
	(In thousands, except per-share amounts)	
Net income, as reported	$ 53,656	$ 75,060
Deduct: Total share-based compensation expense determined under fair value–based methods for all awards, net of related tax effects	(16,773)	(16,759)
Pro forma net income	$ 36,883	$ 58,301
Earnings per share:		
Basic—as reported	$ 1.40	$ 1.90
Basic—pro forma	$ 0.96	$ 1.47
Diluted—as reported	$ 1.34	$ 1.83
Diluted—pro forma	$ 0.93	$ 1.43

Equity-based award activity

The following table summarizes the changes in common stock options in 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Options outstanding, December 31, 2005	5,271,183	$ 44.96	6.14	
Options granted	—	—		
Options cancelled	(152,262)	54.62		
Options exercised	(2,176,789)	36.71		
Options outstanding, December 31, 2006	2,942,132	$ 50.63	5.13	$ 109.1
Options vested and expected to vest at December 31, 2006	2,849,979	$ 50.39	5.13	$ 106.3
Options exercisable, December 31, 2006	881,508	$ 44.15	5.17	$ 38.4

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2006 of $87.70 and the exercise price, multiplied by the number of share-based awards) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes over time based on changes in the fair market value of the Company's stock. A total of 1,500,383 options vested in 2006 with a total fair value of $25.8 million.

The following table summarizes the changes in options in 2004 and 2005:

	2004		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	6,177,339	$ 29.89	5,411,706	$ 36.20
Options granted	1,585,500	46.26	1,417,500	66.85
Options cancelled	(216,603)	31.44	(171,625)	49.03
Options exercised	(2,134,530)	26.01	(1,386,398)	32.70
Options outstanding, end of year	5,411,706	$ 36.20	5,271,183	$ 44.96
Options exercisable, end of year	1,413,331	$ 31.85	1,557,684	$ 35.05

The following table summarizes the characteristics of options at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2006	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Number Exercisable as of December 31, 2006	Weighted Average Exercise Price
$7.12–$32.30	663,725	$ 31.20	5.87	268,225	$ 29.73
32.41–45.10	964,416	43.53	4.36	330,667	40.83
46.45–64.88	1,175,616	63.40	5.26	260,616	60.00
65.26–89.70	138,375	84.78	5.85	22,000	82.17
$7.12–$89.70	2,942,132	$ 50.63	5.13	881,508	$ 44.15

The following table summarizes the changes in stock appreciation rights in 2006:

	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Stock appreciation rights outstanding, beginning of year	—	$ —		
Stock appreciation rights granted	628,150	97.36	6.20	
Stock appreciation rights cancelled	(14,005)	97.56		
Stock appreciation rights exercised	—	—		
Stock appreciation rights outstanding, December 31, 2006	614,145	$ 97.36	6.20	$ —
Stock appreciation rights vested and expected to vest at December 31, 2006	579,386	$ 97.36	6.20	$ —
Stock appreciation rights exercisable, December 31, 2006	—	$ —		

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2006 of $87.70 and the exercise price, multiplied by the number of share-based awards) that would have been received by the option holders had all option holders exercised their stock appreciation rights on December 31, 2006. This amount changes over time based on changes in the fair market value of the Company's stock.

The following table summarizes the changes in restricted stock units in 2006:

	Number of Restricted Stock Units	Weighted Average Exercise Price	Weighted Average Remaining Term
Restricted stock units outstanding, beginning of year	—	$ —	
Restricted stock units granted	60,661	0.00	3.20
Restricted stock units cancelled	(538)	—	
Restricted stock units exercised	—	—	
Restricted stock units outstanding, December 31, 2006	60,123	$ 0.00	3.20
Restricted stock units vested and expected to vest at December 31, 2006	55,952	$ 0.00	3.20
Restricted stock units exercisable, December 31, 2006	—	$ —	

A total of 60,661 restricted stock units were granted in 2006 at a weighted average fair value of $94.78 per share.

At December 31, 2006, $43.5 million of total estimated unrecognized compensation cost related to share-based compensation is expected to be recognized over a weighted-average period of approximately two years.

6. Acquisitions

In September 2005, the Company acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price of $8.2 million will be increased if certain future business operating conditions are achieved on or before December 31, 2008. Any additional payments would be recorded as a purchase price adjustment. The Company has included the results of operations of the EPG business from the date of the acquisition. Pro forma financial information for this acquisition has not been presented, as the effects were not material to the Company's historical consolidated financial statements.

7. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2005			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 75,106	$ 76,107	$ 146	$ 1,147
Washington, D.C., tax-exempt notes and bonds	45,254	43,860	1,394	—
Total marketable securities	$ 120,360	$ 119,967	$ 1,540	$ 1,147

	December 31, 2006			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 272,160	$ 273,853	$ 1	$ 1,694
Washington, D.C., tax-exempt notes and bonds	43,760	42,788	973	1
Total marketable securities	$ 315,920	$ 316,641	$ 974	$ 1,695

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2006	
	Fair Market Value	Amortized Cost
Less than one year	$ 119,534	$ 119,609
Matures in 1 to 5 years	180,332	181,511
Matures in 6 to 10 years	14,008	13,521
Matures after 10 years	2,046	2,000
Total marketable securities	$ 315,920	$ 316,641

The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time. In 2004, the sale of marketable securities resulted in gross realized investment gains of $0.7 million. In 2005, the sale of marketable securities resulted in gross realized investment losses of $2.3 million. The Company did not sell any marketable securities in 2006.

8. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	December 31,	
	2005	2006
Billed	$ 81,316	$ 119,022
Unbilled	39,961	35,240
	121,277	154,262
Reserve for uncollectible revenue	(1,035)	(1,155)
Membership fees receivable, net	$ 120,242	$ 153,107

9. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2005	2006
Furniture, fixtures, and equipment	$ 13,349	$ 14,574
Software and Web site development costs	5,471	13,710
Leasehold improvements	12,442	16,459
	31,262	44,743
Accumulated depreciation	(12,861)	(17,755)
Property and equipment, net	$ 18,401	$ 26,988

Depreciation expense was $6.8 million, $7.1 million and $9.7 million in 2004, 2005 and 2006, respectively. Included in the amount for 2004, is a charge of $1.2 million for a loss on the disposition of certain property and equipment.

10. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31,	
	2005	2006
Accounts payable	$ 3,149	$ 8,021
Advanced membership payments received	12,023	21,976
Other accrued liabilities	27,257	36,776
Accounts payable and accrued liabilities	$ 42,429	$ 66,773

11. Lease restructuring costs

In August 2004, the Company entered into a twenty-year lease agreement for approximately 625,000 square feet of office space in Rosslyn, Virginia beginning in early 2008. Contemporaneously with the signing of the Virginia office facilities lease, the Company's previous obligations for several existing office facility leases were assigned to, and assumed by, the lessor of the Virginia office facilities. As a result, the Company recorded a $5.2 million, net non-cash lease restructuring charge composed of the items further described below. The Company recorded a non-cash charge of $5.4 million which represents the Company's estimate of the lease incentives attributable to the assumption of the previous lease agreements by the new lessor. The Company will recognize the $5.4 million accrued lease incentive on a straight-line basis as a reduction of rent expense over the term of the Virginia office facilities lease. The Company also recorded a non-cash charge of $125,000 which represents our estimate of certain restoration costs the Company may be required to pay for office space which the Company will no longer occupy. In addition, the Company recorded a non-cash benefit of approximately $351,000 for the reversal of a portion of certain deferred rent obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. The assumption of the lease agreements resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rent obligations that the Company will no longer incur. The total $5.2 million, net non-cash lease restructuring costs described above are included within "Non-cash lease restructuring costs" in the 2004 consolidated statement of income.

In association with the lease agreement in August 2004, the Company also incurred additional external financial and legal consulting costs to restructure existing lease agreements and the Company recorded $909,000 to expense certain deferred leasehold improvement costs for office space that the Company will no longer occupy. These cash expenses and costs are included with "General and administrative" expenses in the 2004 consolidated statement of income.

In September 2005, the Company entered into an agreement whereby the existing lease for the Company's headquarters in Washington, D.C. was modified to terminate in early 2008, with some space terminating on July 31, 2006. As a result, the Company recorded a $1.2 million, net lease restructuring charge composed of the items further described below. The Company incurred a one time termination charge payable to the lessor in the amount of $775,000 as a result of the early termination. The Company further recorded $667,000 in expense relating to the rental payments and operating expenses for the period from the date of the agreement in September 2005 to July 2006 for the space that was exited on July 31, 2006. The termination of the lease agreements resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rent obligations that the Company will no longer incur. In addition, the Company recorded a non-cash benefit of approximately $223,000 for the reversal of a portion of certain deferred rental obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. All amounts are included in "General and administrative" expenses in the 2005 consolidated statement of income.

12. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Current tax expense	$ 18,643	$ 23,801	$ 36,394
Deferred tax expense	8,086	14,749	13,167
Provision for income taxes	$ 26,729	$ 38,550	$ 49,561

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rates to income before provision for income taxes as follows:

	Year Ended December 31,		
	2004	2005	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. federal income tax benefit	0.4	—	3.9
Foreign income tax	0.3	(0.1)	—
Permanent differences and credits, net	(2.4)	(1.0)	(0.4)
Effective tax rate	33.3%	33.9%	38.5%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	December 31,	
	2005	2006
Deferred tax assets:		
Tax credit carry forwards	$ 8,455	$ 9,317
Share-based compensation	-	8,493
Accrued incentive compensation	4,451	7,533
Deferred revenue	2,652	3,514
Depreciation	1,407	3,178
Deferred compensation plan	534	3,066
Non-cash lease incentive	2,465	2,417
Operating leases	1,489	650
Other	1,384	1,382
Total deferred tax assets	22,837	39,550
Deferred tax liabilities:		
Deferred incentive compensation	4,469	5,119
Other	386	605
Total deferred tax liabilities	4,855	5,724
Valuation allowance	(3,144)	(5,821)
Deferred tax assets, net	$ 14,838	$ 28,005

In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The Company believes that its future taxable income will be sufficient for the full realization of the net deferred income tax assets. However, FAS 109 does not consider the effect of future changes in existing tax laws or rates in the determination and valuation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company has realized current tax benefits (reductions of taxes payable) resulting from the use of net operating loss carry forwards of $14.9 million, $13.3 million and $0 in 2004, 2005 and 2006, respectively.

The Company has tax credit carry forwards which have resulted in deferred tax assets of $8.5 million and $9.3 million at December 31, 2005 and 2006, respectively. Included within these tax credit amounts at December 31, 2005 and 2006 are federal and Washington, D.C. income tax credits of $7.4 million and $9.3 million, respectively, which expire in the years 2011 through 2016 and federal income tax credits of $1.1 million and zero, respectively, that do not expire. At December 31, 2006, the Company has recorded a $5.8 million valuation allowance relating to certain tax credit carry forwards from our status as a QHTC that may not be realized. See "Washington, D.C. income tax incentives" below.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $1.4 million, $3.2 million and $5.5 million at December 31, 2004, 2005 and 2006, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $0.4 million would be payable upon remittance of all previously unremitted earnings at December 31, 2006.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") has adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions and other benefits to a Qualified High Technology Company ("QHTC"). In October 2003, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the Act had been accepted. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through 2005 and is 6.0% thereafter. The Company is also eligible for certain Washington, D.C. income tax credits and other benefits.

13. Comprehensive income (loss)

Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items and unrealized gains and losses on marketable securities. Comprehensive income in 2004, 2005 and 2006, was $51.1 million, $73.2 million and $78.9 million, respectively. The accumulated elements of other comprehensive loss, net of tax, included within stockholders' equity on the consolidated balance sheets are composed primarily of unrealized losses on available-for-sale marketable securities and foreign currency translation adjustments. Unrealized losses, net of tax, on available-for-sale marketable securities amounted to $(2.6) million, $(1.4) million and $(0.3) million in 2004, 2005 and 2006, respectively. The tax benefit associated with unrealized losses on available-for-sale marketable securities included within comprehensive income (loss) is $(1.4) million, $(0.7) million, and $(0.4) million in 2004, 2005, and 2006, respectively.

14. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of twenty-one are eligible to participate. Prior to December 31, 2006, the Company provided a discretionary contribution equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan were $0.7 million, $0.8 million and $1.1 million in 2004, 2005 and 2006, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the three month purchase period. In 2004, 2005 and 2006, the Company issued 22,144 shares, 24,956 shares and 26,875 shares of common stock, respectively, under the ESPP. At December 31, 2006, approximately 0.9 million shares were available for issuance.

Deferred compensation plan

Effective July 1, 2005, the Company implemented a Deferred Compensation Plan (the "Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. Investment earnings associated with the Plan's assets are included in Other income, net while changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income. The Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any discretionary contributions to the Plan in 2005 and 2006.

15. Public offerings and sales of common stock

In May 2004, certain of the Company's shareholders sold 1.9 million shares of the Company's common stock in a registered public offering. In March 2005 and 2006, 1.3 million and 0.9 million shares, respectively, of the Company's common stock were sold in transactions that were exempt from registration. The common stock sold in the foregoing transactions consisted primarily of common stock obtained by employees and directors from the exercise of Company common stock options. The Company did not directly receive any proceeds from the sale of its common stock; however, it did receive cash from the exercise of the common stock options in May 2004 and March 2005.

16. Share-based compensation plans

Stock-Based Incentive Compensation Plan

In October 1997, the Company adopted and its stockholders approved the Stock-Based Incentive Compensation Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of options to purchase up to 11,008,000 shares of common stock. Any shares of common stock which, for any reason, are not issued under the 1997 Plan are reserved for issuance pursuant to the 1999 Stock Option Plan (the "1999 Plan"). At December 31, 2006, 10,569,400 options, net of cancellations, to purchase common stock had been granted under the 1997 Plan and 438,600 options, net of cancellations, to purchase common stock had been granted under the 1999 Plan. The Options granted under the 1997 Plan expired in April 2003.

1999 Stock Option Plan

In February 1999, the Company adopted and the stockholders approved the 1999 Stock Option Plan (the "1999 Plan"). In December 2006, the Company amended the 1999 Plan to address new guidance regarding equity restructurings under FAS 123(R). The 1999 Plan provides for the issuance of options to purchase up to 3,784,000 shares of common stock plus any options to purchase shares of common stock which, for any reason, are not issued under the 1997 Plan. The options granted under the 1997 Plan subsequently expired in April 2003. During 2004, the Company granted 97,197 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $46.88 per share. During 2005 and 2006, the Company granted no options to purchase common stock under the 1999 Plan. As of December 31, 2006, 4,125,836 options, net of cancellations and including 438,600 shares of common stock carried over from the 1997 Plan, had been granted under the 1999 Plan. The common stock options granted under the 1999 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between February 2009 and March 2013. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 1999 Plan was suspended and no new grants will be made under the 1999 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 25,750 options remaining under the 1999 Plan.

2001 Stock Option Plan

In June 2001, the Company adopted and the stockholders approved the 2001 Stock Option Plan (the "2001 Plan"). In December 2006, the Company amended the 2001 Plan to address new guidance regarding equity restructurings under FAS 123(R). The 2001 Plan provides for the issuance of options to purchase up to 2,700,000 shares of common stock. During 2004, the Company granted 512,803 options to purchase common stock under the 2001 Plan at a weighted average exercise price of $45.10 per share. During 2005 and 2006, the Company granted no options to purchase common stock under the 2001 Plan. At December 31, 2006, 1,892,803 options, net of cancellations, had been granted under the 2001 Plan. The common stock options granted under the 2001 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between March 2011 and March 2013. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 2001 Plan was suspended and no new grants will be made under the 2001 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 807,197 options remaining under the 2001 Plan.

2002 Non-Executive Stock Incentive Plan

In March 2002, the Company adopted the 2002 Non-Executive Stock Incentive Plan, as amended (the "2002 Plan"). In December 2006, the Company further amended the 2002 Plan to address new guidance regarding equity restructurings under FAS 123(R). The 2002 Plan provides for the issuance of up to 7,300,000 shares of common stock under stock options or restricted stock grants. Any person who is an employee or prospective employee of the Company is eligible for the grant of awards under the 2002 Plan, unless such person is an officer or director of the Company. The terms of awards granted under the 2002 Plan, including vesting, forfeiture and post termination exercisability are set by the plan administrator, subject to certain restrictions set forth in the 2002 Plan. During 2004, the Company granted 769,500 options to purchase common stock under the 2002 Plan at a weighted average exercise price of $45.16 per share. During 2005 and 2006, the Company granted no options to purchase common stock under the 2002 Plan. At December 31, 2006, 2,631,750 options, net of cancellations, had been granted under the 2002 Plan. The common stock options granted under the 2002 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between March 2011 and September 2013. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 2002 Plan was suspended and no new grants will be made under the 2002 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 4,497,625 options remaining under the 2002 Plan.

2004 Stock Incentive Plan

In July 2004, the Company adopted and the stockholders approved the 2004 Stock Incentive Plan (the "2004 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. In August 2005, the stockholders approved amendments to the 2004 Plan to include grants to non-employee directors, which amendments are further described below. In December 2006, the Company further amended the 2004 Plan to address new guidance regarding equity restructurings under FAS 123(R).

The 2004 Plan provides for the issuance of up to 4,000,000 shares of common stock plus any shares subject to outstanding awards under the 1999 Plan, the 2001 Plan, or the 2002 Plan that, on or after June 11, 2004, cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares), up to an aggregate maximum of 9,400,000 shares. With stockholder approval of the 2004 Stock Incentive Plan (the "2004 Plan"), the 1999 Plan, the 2001 Plan and the 2002 Plan were suspended and no new grants will be made under the 1999 Plan, 2001 Plan or 2002 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue approximately 5.3 million options under the 1999 Plan, 2001 Plan and 2002 Plan. During 2004, the Company granted 86,000 options to purchase common stock under the 2004 Plan at a weighted average exercise price of $56.15 per share. During 2005, the Company granted 1,387,500 options to purchase common stock under the 2004 Plan at a weighted average exercise price of $66.89 per share. During 2006, the Company granted 628,150 stock appreciation rights at a weighted average exercise price of $97.36 per share. The Company also granted 60,661 restricted stock units during 2006. At December 31, 2006, 2,046,020 options, stock appreciation rights and restricted stock units, net of cancellations, had been granted under the 2004 Plan. The common stock options, stock appreciation rights and restricted stock units granted under the 2004 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between July 2011 and August 2013.

In August 2005, the Company adopted and the stockholders approved amendments (the "Plan Amendments") to the 2004 Plan. The Plan Amendments permit non-employee directors (meaning persons who are or have been elected to be members of the Board of Directors and who are not employees of the Company or any subsidiary) to participate in the 2004 Plan; place annual limits on the size of awards that may be granted to non-employee directors under which the aggregate number of shares of common stock subject to stock options and stock appreciation rights granted to a non-employee director may not exceed 30,000 (or 12,000 with respect to other types of awards), except that a non-employee director may receive up to 200% of such amounts in the year in which he or she first joins the Board; and provide that, for purposes of counting the number of shares issued under the 2004 Plan, shares retained by or delivered to the Company to pay the exercise price or withholding taxes arising under an award and unissued shares resulting from the settlement of stock appreciation rights in stock or net settlement of a stock option do not again become available for issuance as future awards under the 2004 Plan. Other than the changes described above, the Plan Amendments do not alter or change any terms of the 2004 Plan.

Directors' Stock Option Plan

In December 1998, the Company adopted and the stockholders approved the Directors' Stock Plan (the "Directors' Plan"), which provides for the issuance of options to purchase up to 860,000 shares of common stock. Effective January 1, 2006, stock incentives granted to non-employee members of our Board of Directors are accounted for under the provisions of FAS 123(R), as more fully discussed in "Note 5. Share-based compensation." Prior to the adoption of FAS 123(R), these stock incentives were accounted for under the provisions of APB 25 pursuant to FASB Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25." In December 2006, the Company amended the Directors' Plan to address new guidance regarding equity restructurings under FAS 123(R). During 2004, the Company granted 120,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $50.75 per share. During 2005, the Company granted 30,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $64.88 per share. During 2006, the Company granted no options to purchase common stock under the Directors' Plan. At December 31, 2006, 808,680 options, net of cancellations, to purchase common stock had been granted under the Directors' Plan. The common stock options granted under the Directors' Plan generally become 100% exercisable one year from the date of grant and expire between December 2008 and October 2013.

17. Supplemental cash flow disclosures

In 2004, 2005 and 2006, the Company recognized $15.2 million, $15.5 million and $46.5 million, respectively, in stockholders' equity for excess tax deductions associated with share-based payment arrangements related to the exercise of non-qualified common stock options and disqualifying dispositions of incentive stock options. In 2004, 2005 and 2006, the Company made income tax payments of approximately $0.6 million, $0.8 million, and $9.0 million, respectively.

18. Commitments and contingencies

Operating leases

The Company leases office facilities in the United States, United Kingdom and India expiring on various dates through 2027. In the second quarter of 2006, the Company entered into a new lease agreement for additional office space in the United Kingdom. In the third quarter of 2006, the Company entered into new lease agreements for additional office space in Washington, D.C. The expiration of the new Washington, D.C. leases will coincide with the Company's move to the new Rosslyn, Virginia headquarters in early 2008. In the fourth quarter of 2006, the Company entered into new lease agreements for additional office locations in Chicago, Illinois and San Francisco, California. The Chicago office lease is for a seven year term with total lease payments of $6.2 million. The San Francisco lease is for a three year term with total lease payments of $0.4 million. Certain lease agreements include provisions for rental escalations and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are as follows (in thousands):

Year Ended December 31,	
2007	$ 21,186
2008	27,344
2009	31,996
2010	31,807
2011	31,592
Thereafter	452,408
Total	$ 596,333

The increase in the future commitments is primarily due to the lease payments for the new United Kingdom lease for additional office space mentioned above for which payments will begin in 2007 for a term of twelve years. Pursuant to the terms of the Rosslyn, Virginia lease, the Company has the option to accelerate the date at which it obtains control of a portion of the leased property, which would increase the rental payments discussed above.

Rent expense in 2004, 2005 and 2006, was $9.3 million, $13.3 million and $15.1 million, respectively. The Company has entered into letter of credit agreements of $2.4 million, $0.7 million, $0.5 million and $21,000 to provide security deposits for certain office space leases. The letters of credit expire January 2008, June 2007, August 2007 and May 2007, respectively, but will automatically extend for another year from their expiration dates, unless the Company terminates them. To date, no amounts have been drawn on these agreements. Under the terms of the Rosslyn, Virginia lease agreement, the Company has committed to providing the landlord security deposits totaling $50 million. The Company has pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation.

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not currently a party to, and the Company's property is not subject to, any material legal proceedings.

The Company continues to evaluate potential tax exposures relating to sales and use, payroll, income, and property tax laws and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company has accrued a liability of approximately $4.1 million at December 31, 2006. The Company paid $3.3 million in January 2007 to resolve sales and use tax obligations in various states.

19. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter for 2005 and 2006 is as follows (in thousands, except per-share amounts):

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 81,608	$ 87,351	$ 93,432	$ 99,835
Gross profit	55,214	57,263	62,357	66,448
Income before provision for income taxes	25,777	25,633	29,469	32,731
Net income	$ 17,142	$ 17,046	$ 19,597	$ 21,275
Earnings per share:				
Basic	$ 0.44	$ 0.43	$ 0.49	$ 0.54
Diluted	$ 0.42	$ 0.41	$ 0.47	$ 0.52

	2006 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 105,069	$ 111,662	$ 118,390	$ 125,502
Gross profit	67,609	72,603	75,633	80,756
Income before provision for income taxes	27,835	28,883	34,328	37,686
Net income	$ 17,119	$ 17,763	$ 21,112	$ 23,177
Earnings per share:				
Basic	$ 0.43	$ 0.44	$ 0.53	$ 0.59
Diluted	$ 0.42	$ 0.43	$ 0.52	$ 0.58

20. Subsequent events

In February 2007, the Board of Directors declared a quarterly cash dividend of $0.40 per share. The dividend is payable on March 30, 2007 to stockholders of record at the close of business on March 9, 2007. The Company will fund its dividend payments with cash on hand and cash generated from operations.

In February 2007, the Company entered into an agreement with The Advisory Board Company to collaborate on several projects specific to the companies' respective best practice research programs. In addition to structuring terms for the companies to license certain research content from each other, the agreement sets a framework for collaboration to enhance service to the firms' existing and prospective members. The agreement also outlines several potential areas for new product development collaboration. To facilitate the open sharing of information required for the collaboration, the agreement also includes a non-compete provision covering traditional best practice research programs.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Directors, Executives and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



Thomas L. Monahan III
Chief Executive Officer
March 1, 2007



Timothy R. Yost
Chief Financial Officer
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Corporate Executive Board Company:

We have audited management's assessment, included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting that The Corporate Executive Board Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Corporate Executive Board Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Corporate Executive Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 of The Corporate Executive Board Company and Subsidiaries, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Corporate Executive Board Company:

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Corporate Executive Board Company and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
February 23, 2007

Executive Officers and Directors

(As of May 1, 2007)

James J. McGonigle
Non-Executive Chairman of the Board of Directors

Robert C. Hall*
Director; Former Chairman, Harborside Plus, Inc.

Nancy J. Karch*
Director; Director Emeritus, McKinsey & Company

David W. Kenny*
Director; Chairman and Chief Executive Officer, Digitas, Inc.

Daniel O. Leemon*
Director; Former Executive Vice President and Chief Strategy Officer, The Charles Schwab Corporation

Thomas L. Monahan III
Director and Chief Executive Officer

Michael A. Archer
President, Marketing and International

Timothy R. Yost
Chief Financial Officer

Melody Jones
Chief Human Resources Officer

Glenn Tobin
General Manager

* Member of the Audit Committee and/or Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's 2006 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Timothy R. Yost, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the NASDAQ Stock Market, Inc. under the symbol EXBD since the initial public offering on February 23, 1999. As of April 12, 2007, there were approximately 31,100 holders of the common stock, including 54 stockholders of record. Commencing with the first quarter of 2007, the Company's Board of Directors has declared a quarterly dividend of $0.40 per share, which is funded with cash generated from operations. Prior to the first quarter of 2004, the Company had not declared or paid any cash dividend on the common stock since the closing of its initial public offering.

Corporate Office
The Corporate Executive Board Company
2000 Pennsylvania Avenue NW
Suite 6000
Washington, DC 20006
+1-202-777-5455
www.executiveboard.com

Registrar and Transfer Agent
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Stock Market, Inc.

	High	Low
2005		
First Quarter	$ 68.83	$ 61.55
Second Quarter	79.45	62.72
Third Quarter	82.42	75.00
Fourth Quarter	91.84	75.14
2006		
First Quarter	$ 103.18	$ 80.77
Second Quarter	112.97	97.58
Third Quarter	101.25	83.62
Fourth Quarter	97.10	86.25

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2006, with the cumulative total return on the Goldman Sachs Services Index and the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index) for the same period. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2001, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



The Corporate Executive Board Company
Goldman Sachs Services Index[1]
NASDAQ Global Select Market Composite Index[2]
$300
$150
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

[1] Companies included in the Goldman Sachs Services Index as of December 31, 2006, were Accenture Ltd., Affiliated Computer Services, Inc., Amdocs Ltd., Automatic Data Processing, Inc., BearingPoint, Inc., The BISYS Group, Inc., CACI International Inc, Ceridian Corp., CheckFree Corporation, ChoicePoint Inc., Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., CSG Systems International, Inc., DST Systems, Inc., Electronic Data Systems Corp., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., First Data Corp., Fiserv, Inc., Global Payments Inc., Hewitt Associates, Inc., Keane, Inc., MasterCard Inc., Net 1 UEPS Technologies, Inc., Paychex, Inc., Perot Systems Corp., Sabre Holdings Corp., SAIC, Inc., SRA International, Inc., Syniverse Holdings, Inc., Transaction Systems Architects, Inc., Unisys Corp., The Western Union Company and Wright Express Corporation.

[2] Beginning July 2006, the NASDAQ National Market Composite Index, which CEB has presented in this stock performance graph in prior years, ceased being disseminated by NASDAQ. The index's historical data was retained and carried forward to a newly created index called the NASDAQ Global Select Market Composite Index (index identifier: NQGS).



THE CORPORATE EXECUTIVE BOARD

Washington, D.C. • London • New Delhi • San Francisco • Chicago

www.executiveboard.com

END